IXION


                            IXion Biotechnology, Inc.
                               1998 Annual Report


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Letter To Shareholders



                                 April 27, 1999
                                Alachua, Florida

Dear Shareholder:

         This letter, accompanied by the attached Securities and Exchange Commission filing on Form 10KSB (which contains our audited financial statements), is your annual report for Ixion for the year 1998.

Overview - Another Good Year for Ixion in a Bad Year for the Biotechnology
Sector

         There was general agreement prior to 1996 that if a small, technology rich biotech company had a strong and unique technology platform, it was likely that a big pharmaceutical company would purchase it if the approach was demonstrably sound. The early success of Amgen, Biogen, Genentech, and Genzyme led the management of the large pharmaceuticals into the belief that the biotech companies had discovered a new method of drug discovery and that collaborations with biotech companies were competitively necessary. If the biotech company didn't want to be purchased, additional money was easy to raise from venture capitalists. A small company with a strong management team and products that were promising in preclinical studies was a good candidate to go public, provided it had at least one pharmaceutical collaboration to validate its technology.

         In the mid-1990s, shortly after the founding of Ixion, changes began to occur in the structure of the biotech sector. For one thing, several high-profile, late stage clinical failures shook the confidence of the big pharmaceutical companies. These late stage failures came as a nasty surprise to the VCs and investment communities as well. As the understanding of how much it costs, how long it takes, and how risky it is to get a product to market became obvious to these investment communities, several adjustments, all unfavorable, occurred.

         To begin with, the public market for small cap, early stage biotech companies (already caught in the downdraft affecting small cap stocks generally), virtually disappeared. 1998 was the worst year for biotech investment that there ever has been. In terms of market capitalization, public low cap biotech stocks have essentially collapsed since October 1997. For example, in early October 1998, the BioCentury biotech index was at its lowest level since 1992. By year end 1998, 270 of 384 public biotech stocks had declined from December 31, 1997.

         This market collapse meant that Ixion's Internet public offering was swimming upstream, with the result that we did not sell enough to provide the Company with the financing we require to move forward aggressively.

         The venture capital sector, influenced by the market's collapse, by their own herd mentality, by the frenzy in Internet stocks, and by the late stage failures in biotech, began to withdraw from the biotech sector. During the past year, a number of venture capital firms have fired or redirected their partners involved in this sector.

         Most disturbing of all, however, is the trend in big pharma (possibly an outgrowth of the consolidation in that sector of the industry) to wait until biotech products are through Phase II before licensing. This reduces the risk to the big pharma company and to the product manger personally. This has consistently been Ixion's experience with big pharma companies, who are very enthusiastic about our product pipeline, but want additional data before agreeing to a collaboration.

         The implications include:

     o There will be significantly less money available to small companies from traditional financing sources than there has been in the past, and thus they will have to raise more money directly.


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     o        Fewer products will be developed. Small companies will have to make difficult product decisions earlier.
     o Technology based companies will be less valuable and less marketable. Up until now, for example, the big pharma companies have used their enormous financial resources to pay higher prices for later stage products. But, if current trends continue, they may actually be able to acquire these technologies at later stages for bargain prices because the biotech companies will be desperate as more and more of them start running out of money.
     o Earnings, or at least significant revenues, will drive stock values. Without earnings, biotech stock prices will remain low.
     o Consolidations will accelerate as more and more companies run low on cash.

Financing Breakthrough

     Your company has taken several steps to improve our chance of success in this difficult time. The most important has been a search for a partner who can help us achieve product revenue in the shortest possible time. We think we have found that partner - Q-Med AB.

     Founded in 1987, Q-MED AB is a fast-growing, profitable Swedish company that develops, manufactures and sells natural yet highly specialized medical implants. It has several international subsidiaries, including a U.S. subsidiary based in Princeton, NJ. Dr. Karl Arfors, a member of Ixion's board, is also a senior scientist with Q-Med. All of Q-Med's products are constructed using a unique form of non-animal, stabilized hyaluronic acid. This technology represents the most modern development within the area of reabsorbable implants. The majority of Q-Med's revenues are accounted for by Restylane(R) for the filling out of lips, facial wrinkles, and facial folds. More information about Q-Med is available on the Internet at www.q-med.se.

     Q-Med's and Ixion's interest in each other arose from the potential of using hyaluronic acid as an encapsulation material for our transplantable islets. Thus the technologies of the two companies are complementary, and the combination will hasten our ability to deliver a diabetes cure.

     In early April, Ixion reached an agreement in principle with Q-Med in which they will grant a royalty-free license to certain of their proprietary technology, plus make a multi-million dollar investment in Ixion over the next 18 months in exchange for a significant equity position in the Company. These funds will supply sufficient resources to provide for two years of accelerated operations. The agreement in principle is contingent on a definitive agreement as well as the successful completion of additional financing by Q-Med. If the transaction closes as planned, Ixion will be able to move forward rapidly in its product development.

Personnel Changes

     The only change in your management team was the addition of Desmond A. Schatz, M.D., to the Scientific Advisory Board. Dr. Schatz is the Medical Director of the Diabetes Center at the University of Florida, and a Professor of Pediatric Endocrinology at the Medical School and will add clinical expertise to our scientific team.

Product Development

     In June, we announced our first product, the XEntrIx(TM) Oxalobacter formigenes Monitor for the detection of O.formigenes at the American Urological Association. Our product is offered by the University of Florida Diagnostic Referral Laboratories, which are responsible for marketing. No material revenues have been generated to date, and we don't expect much in the way of revenue while we work on market acceptance of the product.

     Work on IxC1-62/47, our enzymatic treatment for oxalate-related problems, has been proceeding well. During the last month, we have worked with Amersham Pharmacia Biotech to develop the commercial purification process. That work is proceeding very well.

Collaborations and Research Grants

     We recently received notice from the NIH that they will fund a $100,000 Small Business Technology Transfer ("STTR") Phase I grant application for "Enteric Elimination of Oxalic Acid." This is our first successful oxalate-related grant, and a Phase I award usually leads to a successfully $1,000,000 Phase II.



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     We have a variety of other grant applications pending in both the oxalate and diabetes areas. Currently pending in the oxalate area are two $100,000 Phase I Small Business Innovation Research ("SBIR") applications and one $100,000 Phase I STTR application, all pending before the NIH. In the diabetes area, we have one $100,000 SBIR Phase I application, one $750,000 SBIR Phase II application, and one $100,000 response to a request for applications, all before the NIH, and a $500,000 special award application to the Juvenile Diabetes Foundation.

Other 1998 Milestones

     During 1998, we had several other successes, including:

     o Receipt of a notice of allowance from the U.S. patent office for our oxalate technology. We already have two issued patents in this area.
     o Receipt of a notice of allowance from the U.S. patent office for our islet technology. We already have one patent in this area.
     o We executed an agreement with the University of Florida acquiring their rights to a technology which was jointly developed by Ixion and UF scientists in the area of a quantitative test for enteric bacteria, including, of course, O. formigenes.
     o We were listed in Med Ad News as one of "The World's Top Biotechnology Companies" as one of only six Florida companies named.
     o Our ground-breaking study of the significance of O. formigenes in cystic fibrosis patients was published in Lancet.
     o We were the first company to graduate from the University of Florida's biotechnology incubator when we moved last fall into our expanded quarters in the Progress Center.
     o Several of our scientists were invited to speak at the first oxalate workshop held by the National Institute of Diabetes and Digestive and Kidney Diseases in Bethesda, Maryland, illustrating the growing awareness at the NIH and nationally of the importance of oxalate in certain diseases.
     o We sponsored the Finlayson Symposium on Urolithiasis at the University of Florida last winter at which kidney stone experts from around the world attended a three-day conference moderated by Dr. Saeed Khan, a member of our Scientific Advisory Board.
              Several of our scientists and collaborators from around the world gave papers at this conference.
     o Members of our scientific team also gave invited presentations at the Fifth Workshop on Primary Hyperoxaluria in Zurich, and at the 1999 Charleston Conference on Innovative Techniques for Lead Discovery and Development.



     In short, it's been another good year.

     Thank you again for your wonderful support.


                                        Sincerely yours,

                                        Weaver H. Gaines
                                        Chairman & CEO

                                        David C. Peck
                                        President & CFO



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Officers, Board, Advisors, Staff...


Scientific Advisory Board


Ammon B. Peck, Ph.D.                Chairman and Ixion's Chief Scientist
Milton J. Allison, Ph.D.            Professor Microbiology, Immunology and
                                    Preventive Medicine, Iowa State University
Marguerite Hatch, Ph.D.             Professor, College of Medicine, Nephrology
                                    Division and Director of the Kidney Stone
                                    Center, University of California, Irvine
Saeedur R. Khan, Ph.D.              Associate Professor of Pathology, University
                                    of Florida College of Medicine
Desmond A. Schatz, M.D.             Medical Director, Diabetes Center, and
                                    Associate Professor of Pediatric
                                    Endocrinology at the University of Florida.
Sheldon M. Schuster, Ph.D.          Biotechnology Program Director University
                                    of Florida
Hans Wigzell, M.D., D. Sci.         Rector, Karolinska Institute, Stockholm,
                                    Sweden



Executive Staff


Weaver H. Gaines                    Chairman, Chief Executive Officer and
                                    Director
David C. Peck                       President, Chief Financial Officer and
                                    Director
Ammon B. Peck, Ph.D.                Senior Vice President and Chief Scientist
Kimberly A. Ramsey                  Controller
Harmeet Sidhu, Ph.D.                Director of Research, Oxalate Division
Vijay K. Ramiya, Ph.D.              Director of Research, Diabetes Division



Board of Directors

Karl-E. Arfors, Ph.D.               President of Experimental Medicine, Inc.
Weaver H. Gaines                    Chairman, Chief Executive Officer and
                                    Director
David M. Margulies, M.D.            Executive Vice President and Chief
                                    Scientist, Synetic, Inc.
Vincent P. Mihalik                  Senior Vice President and General Manager,
                                    Lab Systems and Molecular Biochemicals,
                                    Roche Diagnostics
David C. Peck                       President, Chief Financial Officer and
                                    Director

Corporate Information

Headquarters:                       13709 Progress Blvd., Box 13,
                                    Alachua, Florida 32615
                                    Tel: 904-418-1428
                                    Fax: 904-418-1583
                                    Email: info@ixion-biotech.com
                                    Web Site: http://www.ixion-biotech.com

Shareholder Relations:              Gwen E. Thompson, Director of Administration
                                    Tel: 904-418-1428
                                    Fax: 904-418-1583
                                    Email: gwen@biotech.ufl.org

Transfer agent& registrar:          Questions regarding stockholdings,
                                    certificate replacement, and address changes should be directed to:

                                    Sun Trust Bank, Central Florida, N.A.
                                    58 Edgewood Avenue, Room 225
                                    Atlanta, Georgia 30303
                                    Tel: 404-581-1579
                                    Fax:  404-332-3875
                                    Customer Service 800-568-3476

Independent accountants:               PricewaterhouseCoopers L.L.P.
                                    Orlando, Florida


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                            IXION Biotechnology, Inc.
                          13709 Progress Blvd., Box 13
                                Alachua, FL 32615
                                  904-418-1428
                               904-418-1583 (fax)

                               Internet Web Site:
                          http://www.ixion-biotech.com